SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

April 30, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jane Park
Tim Buchmiller

Re:	TScan Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 23, 2021
File No. 333-255491

Dear Ms. Park and Mr. Buchmiller:

On behalf of TScan Therapeutics, Inc. (the “Company”), we submit this letter in response to the comments set forth in the letter to the Company dated April 28, 2021 from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-1 submitted April 23, 2021 (the “Company’s Registration Statement”).

The Company has electronically transmitted via EDGAR Amendment No. 1 to the Company’s Registration (the “Amended Registration Statement”).

For your convenience, in this letter, we have repeated and numbered the comments from the April 28, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

Form S-1 filed April 23, 2021

Our Pipeline, page 2

1.

We note your response to our prior comment 5 and disagree with your reason for continuing to include TSC-201 and TSC-202 in your pipeline table. The table should depict your material product candidates, the proposed target indication and their current stage of development. If you cannot identify the specific compound or target

GUNDERSON  DETTMER  STOUGH  VILLENEUVE  FRANKLIN  &  HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900, BOSTON, MA 02210 / PHONE: 617.648.9100 / FAX: 617.648.9199

Securities and Exchange Commission

April 30, 2021

due to concerns of competitive harm, please revise the table to list general indications or remove the product candidates for which potential indications have not yet been identified. Please also advise whether the new TSC-203 program listed in the pipeline table is affiliated with your partnership with Novartis.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company advises the Staff that TSC-200, TSC-201, TSC-202, and TSC-203 are all material product candidates, as they are all currently in the lead selection stage of pre-clinical development, with anticipated Investigational New Drug Applications for three of these four programs in the second half of 2022. As a further response to the Staff’s comment, the Company advises the Staff that it has provided the target indications for these four product candidates in the pipeline table on pages 2 and 117 of the Amended Registration Statement, as well as the target indications for TSC-100 and TSC-101. The Company has also added a footnote to such pipeline table on pages 2 and 117 of the Amended Registration Statement to indicate that TSC-200 will only be used in HPV-positive cancers, which include Head & Neck, Cervical, and Anal cancers. The other three product candidates, TSC-201, TSC-202, and TSC-203, are expected to be developed in all five of the indications listed in such pipeline table. The Company also refers the Staff to pages 145-149 of the Amended Registration Statement, where the Company previously provided more detailed information describing the targets of these product candidates and the plan to develop them in the five solid tumor indications listed in such pipeline table: head & neck cancer, anal cancer, cervical cancer, non-small cell lung cancer, and melanoma.

In addition, in response to the last sentence of the Staff’s comment, the Company advises the Staff that TSC-203 is not affiliated with our partnership with Novartis. This is one of the Company’s internal solid tumor programs that is currently at the same stage as the TSC-200, TSC-201, and TSC-202 programs. The Company advises the Staff that it has always had four parallel programs but intends to file INDs on only three of these programs in 2022 based on which programs advance fastest through lead optimization and IND enabling activities. When the Company submitted its Draft Registration Statement on Form S-1 on March 19, 2021, the Company only listed three of these programs in the pipeline chart because at that time the Company was not providing information that distinguished one product candidate from another. In the Company’s Registration Statement and the Amended Registration Statement, however, the Company provides detailed information on each program, including descriptions of the biology of each target, along with the percent of tumors in each of our indications of interest that express each target on pages 145 through 149 of the Amended Registration Statement. Because this information is different for each product candidate, this new information now distinguishes the programs from each other and so requires the Company to list them separately. The Company has indicated in the pipeline table and in several places throughout the Amended Registration Statement that the Company still intends to file INDs on three of these four programs.

Our amended and restated certificate of incorporation provides that the Court of Chancery...,

2.

We note that the forum selection provision in your form of Amended and Restated Certificate of Incorporation (Exhibit 3.2) identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” and that federal district courts will serve as the exclusive forum for actions arising under the Securities Act. We also note your disclosure on pages 89 and 207 of

Securities and Exchange Commission

April 30, 2021

your registration statement that the forum selection provision in your amended and restated certificate of incorporation will not apply to actions arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please advise whether the exclusive forum provision in your governing documents applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages 89 and 206 of the Amended Registration Statement to clarify that the forum selection provisions do not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Company advises the Staff that it will include the disclosure regarding its amended and restated certificate of incorporation in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable future filings with the Commission.

Exclusive Patent License Agreement with BWH, page 151

3.	We note your response to our prior comment 12. Please expand your disclosure to include the current expiration date for the last-to-expire licensed patent right and the royalty term.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 151and 152 of the Amended Registration Statement to include the current expiration date for the last-to-expire licensed patent right and the royalty term.

Option and Exclusive License Agreement with Qiagen, page 152

4.

We note your disclosure that Qiagen exercised the Option to license your rights to patents and patent applications related to certain SARS-CoV-2 peptides. Please provide the current expiration date for the last-to-expire patent you licensed to Qiagen under the Qiagen Agreement.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Amended Registration Statement to include the current expiration date for the last-to-expire patent that the Company licensed to Qiagen under the Qiagen Agreement.

Securities and Exchange Commission

April 30, 2021

Intellectual Property, page 155

5.

We note that your response to our prior comment 18 included disclosure of five of the nine U.S. patent applications jointly owned with Qiagen and six additional U.S. patent applications referenced. If material, please expand your disclosure further to include the products the remaining five patent applications relate to, their expected expiration dates and the compositions of matter or explain to us why these patent applications are not material.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Amended Registration Statement to include the product candidates that the remaining five patent applications relate to, their expected expiration dates and the compositions of matter.

*********************************

Securities and Exchange Commission

April 30, 2021

Please do not hesitate to contact me at (617) 648-9399 if you have any questions or would like additional information regarding this matter or the Amended Registration Statement.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Timothy H. Ehrlich

cc:	Jeffrey Vetter

cc:	David Southwell